                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors approves results for Q1 2003

The organizational model provided for by the legislative decree 231/01 has been finalized

SEAT PG GROUP:

•   REVENUES: EURO 345 MILLION

               (+3.6% COMPARED TO 03/31/2002)

•   GOP: EURO 47,2 MILLION (+74,2% COMPARED TO 03/31/2002)

•   OPERATING INCOME: EURO -35,3 MILLION

(EURO -68,9 MILLION AT 03/31/2002)

•    INDEBTEDNESS DECREASED TO EURO 664 MILLION

(EURO 680 MILLION AT 12/31/2002)

SEAT PG S.p.A

•   REVENUES: EURO 175,1 MILLION (+24,3% COMPARED TO 03/31/2002)

•   GOP: EURO 49.6 MILLION (+27.7% COMPARED TO 03/31/2002)

•   OPERATING INCOME: EURO 3.7 MILLION

            (EURO -17.4 MILLION AT 03/31/2002)

Milan, 5 May 2003 – Upon proposal of Managing Director Paolo Dal Pino, the Board of Directors of Seat Pagine Gialle (Telecom Italia Group), chaired by Riccardo Perissich, approved the Group’s results for Q1 2003. The first quarter closed with a significant increase in revenues and gross operating profit (GOP) compared to the same period of 2002.

The first quarter has always been affected by the strong seasonal effects of the lower number of directories published both in Italy and abroad. Consolidated GOP for the first quarter 2002 accounted only for  8% of consolidated GOP for the year.

In a particularly difficult market situation, the directories area gave a positive contribution to the Group’s performance: revenues increased by 2.8% in Italy and by 4% in the UK, although the Euro/Pound Sterling exchange reduced the overall improvement of revenues from this area to Euro 1.6%.

It should be noted that, due to the unfavorable situation, revenues from Italian Directories were affected by the important Turin directories performance whose contraction reduced the increase in revenues for Q1 by about 1.5 percentage points.

The directory assistance area confirmed the important profitability progress made, showing a GOP of Euro 3.2 million compared to a loss of Euro 2.3 million in Q1 2002.

 The Internet Area greatly contributed to improving results as it achieved a significant increase in revenues (+76.9% compared to Q1 2002, +20% in comparable terms), and continued to increase its profitability as a consequence of diversification of revenue sources and broadband development.

The positive results achieved by the Seat PG Group in Q1 2003 are due to a constant recovery of efficiency and a significant decrease in operating costs implemented by the management.

Main economic and financial results of the Seat PG Group

Revenues for the quarter reached Euro 345 million, with an increase of 3.6%. Gross operating profit recorded a further significant increase and reached Euro 47.2 million compared to Euro 27.1 million in Q1 2002, up 74.2% with a ratio to revenues of 13.7%, compared to 8.1% in 2002.

Operating income for the period showed an expense balance of Euro 35.3 million compared to Euro 68.9 million in Q1 2002. In absolute terms, loss decreased by Euro 33.6 million.

The Group’s consolidated net result for the period was negative for Euro 35.9 million, significantly improved compared to the loss of Euro 46.9 million in Q1 2002.

During the first quarter, net financial indebtedness further decreased to Euro 664 million compared to Euro 680 million at December 31, 2002.

Lastly, a new organizational model has been completed to comply with Legislative Decree 231/01. This new model consists of an ad hoc internal auditing procedures  that embody the principles of the Code of Ethics, general principles of internal auditing, and the specific principles according to which relations are undertaken with the regulatory agencies.

Seat PG S.p.A

At the end of the first quarter, revenues of the Parent Company Seat PG S.p.A. amounted to Euro 175.1 million (+24.3%) and operating result amounted to Euro 3.7 million. This compares to a loss of Euro 17.4 million for Q1 2002.

The net result at 03/31/2003 was negative for Euro 20.5 million but showed a clear improvement compared to the loss of Euro 54.3 million in the same period of 2002.

 Performance of the Business Areas

In the first three months of 2003, the performance of the main business areas was as follows:

•

In Q1 2003, revenues of the Directories Area amounted to Euro 137 million, with an increase by 1.6% compared to the first quarter of 2002. GOP increased by 6,3% reaching Euro 47,5 million compared to Euro 44.7 million in the same period of 2002, in a period marked by strong seasonality and with the advertising market showing recession trends also in the first months of 2003. Operating income for the first quarter amounted to Euro 4 million, compared to a loss of Euro 7 million for Q1 2002.

•

Revenues of the Internet Area amounted to Euro 56.8 million, compared to Euro 32.1 million in Q1 2002. Revenues include the full value of calls to Internet access numbers beginning by 7. In FY 2002, and in previous years, revenues from dial-up telephone traffic included only the rebate recognized by Telecom Italia which amounted to part of the cost of the telephone call. The positive impact on ISP revenues deriving from the application of the full fee amounted to about Euro 18 million in the first quarter. GOP amounted to Euro 9.5 million thus showing a significant increase compared to Euro 600,000 in Q1 2002. At the end of March 2003, active users at 45 days reached 2,380,000, (1,930,000 in Q1 2002) of which 584,000 subscribers to ADSL services. Revenues of the portal business area exceeded Euro 6 million, with an increase of 40% compared to the first quarter of 2002.

•

Revenues of the Television Area increased by 27.5%, from Euro 16.7 million in the first quarter 2002 to Euro 21.3 million in Q1 2003 also due to the new agreement for the collection of advertising on La7 through an external advertising agent. In the first quarter, La7 continued to pursue its cost-cutting objectives, strengthened its publishing image and brand awareness and increased the recognition of its programs.

§

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882610

Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39.06 51448424

Investor.relations@seat.it

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.  The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•

SEAT’s ability to obtain its shareholders’ consent to the proposed spin-off;

•

SEAT’s ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia’s other businesses and synergies arising there from;

•

SEAT’s ability to make any profits from the remaining business for the next two years at least;

•

SEAT’s ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

•

SEAT’s ability to implement successfully its Internet strategy;

•

New SEAT Pagine Gialle’s ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

•

New SEAT Pagine Gialle’s ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

•

New SEAT Pagine Gialle’s ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

•

New SEAT Pagine Gialle’s ability to implement successfully its strategic plan;

•

the continuing impact of increased competition, including the entry of new competitors;

•

the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

•

the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 5th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer